July 8, 2005

BY EDGAR

Tracie Towner

U.S. Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 04-05

Washington, D.C. 20549-0405

Re:	Annual Report on Form 20-F for the Fiscal Year Ended December 31, 2004 of
Stora Enso Corporation (File No. 1-15112)

On behalf of our client, Stora Enso Corporation (the “Company”), we are submitting this letter in response to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) that were contained in the Staff’s letter to Mr. Esko Makelainen of the Company dated June 8, 2005 (the “Comment Letter”).

Set forth below are the responses of the Company to the Staff’s comments in the Comment Letter. For ease of reference, each comment contained in the Comment Letter is printed below in bold and is followed by the Company’s response. Please note that we have also set forth below the text of the language that we propose to make in the Company’s amendment to its Form 20-F for the year ended December 31, 2004 that the Company proposes to file once all of the Staff’s comments have been resolved.

20-F for the year ended December 31, 2004

Operating and Financial Review and Prospects

Financial Items, page 56

1.	We note your disclosure that indicates you terminated your cross-border leasing contracts in the United States. Please tell us the nature, amounts, terms, and authoritative literature used to account for these contracts under both IFRS and U.S. GAAP.

In 1996 two paper machines owned by Stora Enso North America (SENA) were sold to three financial institutions in the United Kingdom (UK), and SENA subsequently leased those paper machines in the form of six leases. Our sale-leaseback transactions were intended to serve as UK tax leasing arrangements for the financial institutions (Lessors), while providing SENA with financing that included an up front cash payment. A portion of that cash was to be used by SENA to pay down higher interest rate debt.

The assets were carried at a book value of $315 million and sold for cash payments totalling $422 million, resulting in an unrecognized gain on the transactions of $107 million. Simultaneous to the sale, SENA leased the machines back for a primary term of 30 years, with semi-annual payments based upon the fair market rental value of the equipment as determined by an appraisal firm, which accrued interest at rates based on UK LIBOR. SENA was also required by the Lessors to establish and maintain sterling denominated restricted cash balances in the initial total amount of $393 million, which represented a percentage of the total lease obligations at inception of the leases, based an assumption of UK LIBOR approximating 9% over the term on the leases.

After evaluating the terms of the lease, due to the transfer of ownership of the property to SENA by the end of the lease term, we determined that the leases met certain of the criteria included in paragraph 7 of SFAS 13 Accounting for Leases and paragraph 10 of IAS 17 Leases, which resulted in our company recording leased assets and corresponding lease obligations amounting to the present value of minimum lease payments. In addition, we deferred the gain on the sale of our paper machines pursuant to EITF 89-20 Accounting for Cross Border Tax Benefit Leases and paragraph 59 of IAS 17.

From the late 1990s, Inland Revenue, the UK taxing authority, had challenged various UK financial institutions regarding their tax treatment of finance leases. SENA and the Lessors determined in late 2003 that the structure of the leases would no longer result in the benefits originally intended by the parties to the agreements. This was due in part to average LIBOR rates being substantially less than the originally anticipated 9%, UK tax rates having declined since the origination of the contracts and the changing interpretation by Inland Revenue of tax rules regarding leasing in the United Kingdom.

After a series of discussions, on November 5, 2003, the Inland Revenue proposed a settlement offer to the Lessors and to SENA which allowed for the termination of the leases in a manner which would provide certainty as to the tax treatment of the termination. An agreement in principle was achieved between the parties on December 11, 2003, subject to determination of final amounts and formal documentation. By accepting the settlement, the Lessors and SENA agreed to terminate the leases in accordance with the original terms of the leases. The settlement allowed the Lessors to claim partial depreciation of the leased assets and resolved all open Inland Revenue audit inquiries with the Lessors and SENA. In accordance with the original terms of the leases, SENA agreed to reimburse the Lessors for all tax costs associated with the lease terminations and other administrative costs associated with the leases.

On January 16, 2004, a final verbal settlement was mutually agreed among the Inland Revenue and the Lessors. On that date, we estimated that our additional cost for termination of the lease and settlement with the Inland Revenue amounted to $61 million. Since all parties agreed to the settlement offered by Inland Revenue, we believed it was probable that these amounts would be paid. Because this loss contingency was probable and the amount of the loss could be reasonably estimated, we accrued this amount as of December 31, 2003, which is consistent with the IAS 37 Provisions, Contingent Liabilities and Contingent Assets and SFAS 5 Accounting for Contingencies. Final payments were made on March 2, 2004 and the leases were terminated in accordance with the settlement agreement.

Financial Information

Legal Proceedings and Other Proceedings, page 77

2.	We note that a fine of 21.2 million euros was imposed on your affiliate, Mitsubishi HiTech Paper. Please expand your disclosure to include your determination of the estimated loss or range of loss you expect to incur and whether you have recorded a related liability. Similarly, please expand your disclosures to address all matters of litigation using the terms defined in Paragraph 3 of SFAS 5.

We will expand our disclosure of the Carbonless Paper Case in our 2004 Form 20-F as follows:

“In 2001, the European Commission issued a decision in which it found companies in the carbonless paper industry, including our affiliated company, Mitsubishi HiTech Paper Bielefeld GmbH, guilty of illegal price-fixing and market sharing between 1992 and 1997. Mitsubishi HiTech Paper was formerly our wholly-owned subsidiary and was called Stora Carbonless Paper GmbH. Pursuant to the decision of the Commission, a fine of €21.2 million was imposed on Mitsubishi HiTech Paper. The entire balance of this penalty was paid by the Company in 2002. Further in 2002, Mitsubishi HiTech Paper appealed the Commission’s decision to the European Court of First Instance. As of December 31, 2004, the case and any adjustment to the penalty originally imposed was still pending with the Court of First Instance. ”

Additionally, we will expand our disclosure in the 2004 Form 20-F to address all matters of litigation as follows:

“Competition Law Proceedings

Inspections of the European and U.S. Competition Authorities and Class-action Lawsuits in the United States. In May 2004, we became a subject of inspections carried out by the European Commission and the Finnish Competition Authority at certain locations in Europe and received subpoenas issued by the U.S. Department of Justice as part of preliminary anti-trust investigations into the paper industry in Europe and the United States. The investigations by the authorities in both Europe and the United States are at a fact-finding stage only and no formal allegations have been made against us or any of our employees.

Subsequent to the commencement of these antitrust investigations in May 2004, we and certain of our subsidiaries have been named, along with other producers of paper and forestry products, as defendants in a number of class-action lawsuits brought in U.S. federal and state courts by direct and indirect purchasers of publication paper. They allege, generally, that the defendants have agreed to fix, increase or maintain the price of publication paper in the United States. They seek unspecified treble damages and, in some cases, restitution for the alleged overcharges resulting from the alleged violations, including interest and legal costs. There can be no assurances that we will prevail in our efforts to defend against these claims. We do not carry liability insurance which would cover any adverse judgments or losses resulting from these lawsuits.

Due to the considerable uncertainties associated with these matters, it is not possible to estimate the potential loss contingency, if any. No provision has been made with respect to these antitrust investigations by the European and U.S. competition authorities and class-action lawsuits in U.S. federal and state courts. There can be no assurances that such investigations or lawsuits, if determined adversely to us, would not have a material adverse effect on our business, results of operations and financial condition.

Other Proceedings

Wisconsin Rapids Emissions Case. The EPA has issued a notice of violation to our Wisconsin Rapids pulp mill alleging that expansions and other capital projects at the mill between 1983 and 1991 violated the U.S. Clean Air Act. The EPA is seeking a penalty of $7.85 million and the installation of additional air pollution control equipment. See “Item 4. Information on the Company—Environmental Matters.” While we believe that we can assert a number of defenses to these allegations, we have recorded a provision for this loss contingency.

Niagara Emissions Case. The EPA has issued a notice of violation and a finding of violation to our Niagara mill alleging that projects at the mill between 1995 and 1997 violated the U.S. Clean Air Act. No demand has been received from the EPA, but we expect that the EPA will seek a monetary penalty and the installation of additional control equipment. See “Item 4. Information on the Company—Environmental Matters.” While we intend to defend any case brought by the EPA based upon these allegations, we have recorded a provision for this loss contingency.

Appleton Facility Case. Stora Enso North America, Inc. is being sued by M-I, L.L.C. to recover environmental response costs associated with our operations at our former facility at Appleton in the United States and indemnity provisions contained in agreements between the parties. M-I, L.L.C. most recently operated the drilling fluid business at the site and alleges to have spent $10 million on investigation and remediation at the site. We are unable to reasonably estimate the amount of potential loss relating to this matter.”

3.	We note that you recorded a liability in 2003 relating to soil pollution at the Port of Amsterdam. Please expand your disclosure to include the current status of this case and, if applicable, any payments made and additional liabilities incurred in 2004.

During 2004 we have negotiated with the Municipality of Amsterdam concerning a settlement in respect of the polluted area. The Municipality has indicated willingness to accept a settlement and we are currently awaiting their final position. We were not required to make any payments during 2004, nor did we incur additional liabilities. A construction company has made an offer to us to remediate the area at a price of €1.8 million. Provided the Municipality accepts this solution we would not expect the final costs to go beyond the €2.4 million provided for in our books. In a separate lawsuit we are seeking compensation by way of indemnification from the contractor who originally delivered the contaminated soil. This court case is still pending in the Court of Appeal and we expect a verdict during 2005.

We will revise the disclosure in our 2004 Form 20-F as follows:

“Stora Timber Finance B.V. has been found responsible for soil pollution at the Port of Amsterdam. As of December 31, 2003 we had a provision of €2.4 million relating to this loss contingency. We are currently negotiating a settlement with the Municipality of Amsterdam. There are no indications the final cost for such a settlement will go beyond the amount we have accrued. Accordingly, we believe the provision is reasonable. ”

Controls	and Procedures, page 97

4.	We note that you detected an error with respect to the accounting for derivative instruments for U.S. GAAP resulting in a restatement of U.S. GAAP net income in 2002 and 2003. It is unclear from your disclosure whether you believe this error was the result of a material weakness in your internal controls. Further, you state in the second paragraph that you remediated related controls; however, in the third paragraph, your disclosure appears to indicate that you are still in the process of reviewing controls to remedy the situation related to derivative instrument accounting. Please revise your disclosure to include a conclusion as to the significance of the weakness and expand your disclosure to clarify whether or not you believe you have remedied the situation and if so, when you were able to conclude as such. To the extent you do not believe you have completely remedied the situation, provide additional disclosure as to when you expect your internal issues to be resolved.

We will revise our disclosure to refer to the control weakness as a material weakness and also to clarify our belief that we remedied the situation prior to the filing of our Form 20-F in April 2005, as set forth below.

“Item 15. Controls and Procedures.

In connection with the preparation of our annual report on Form 20-F, we detected an error in respect of our accounting for derivative instruments under U.S. GAAP.

Consequently, we have restated our net income under U.S. GAAP for the years ended December 31, 2002 and 2003. The restatement relates to the correction of previously reported unrealized gains and resulted in a reduction of our net income under U.S. GAAP for the years ended December 31, 2002 and 2003. See note 31 to our consolidated financial statements beginning on page F-1 of this annual report. This restatement did not affect our shareholders’ equity under U.S. GAAP. Our financial statements under IFRS did not change as a result of this restatement.

To remedy the situation and to avoid similar weaknesses in future, prior to the filing of our annual report on Form 20-F in April 2005, we reviewed our controls related to our reporting for derivative instruments both for content and for purposes of preparing a reconciliation of our financial statements in accordance with IFRS to U.S. GAAP. We believe that we remedied the material weakness in our internal control over financial reporting in respect of our accounting for derivative instruments under U.S. GAAP prior to April 2005 by improving our review process, strengthening our understanding of the underlying data for derivative instruments to avoid misinterpretations of such data, and devoting greater review time than previously allocated for such review processes.

Our president and chief executive officer and our senior executive vice president and chief financial officer; after evaluating the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-14(c) under the Exchange Act) as of December 31, 2004, have concluded that, as of such date, in light of the U.S. GAAP reporting for derivative instruments described above (which we have identified as a material weakness and which has been corrected since that evaluation), our disclosure controls and procedures cannot technically be deemed to have been effective to ensure that material information relating to the Company was made known to them by others within the Company.

Other than as discussed above, there were no changes in the Company’s internal control over financial reporting that occurred during the fiscal year ended December 31, 2004 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.”

Financial Statements

Note 1 – Accounting Principles

Revenue Recognition, page F-11

5.	We note that you record revenue related to services performed under contract. Expand your disclosure to include the nature of the services you perform. Further, please tell us why you believe it is appropriate to account for service related contracts using the percentage of completion method under U.S. GAAP. Please refer to paragraph 13 of the AICPA Statement of Position 81-1.

For the three years ended December 31, 2004, we have not provided services under any of our contracts. Accordingly, we will remove this discussion of revenue recognition from our accounting policy disclosures in the 2004 Form 20-F.

Note 27 – Employee and Equity Compensation Benefits, page F-71

6.	We note that you have an annual share option program as part of a management compensation structure consisting of synthetic options. Please expand your disclosure to discuss how you are able to hedge your financial exposure relative to these synthetic options without the dilution of your shares. Further, tell us the authoritative literature you are relying upon for your accounting treatment of these options under both IFRS and U.S. GAAP. For U.S. GAAP purposes, it appears you should refer to paragraph 25 of SFAS 123.

We manage our financial exposure related to the synthetic options by purchasing cash settled total return swaps (“TRS”). These instruments enable us to receive cash compensation in the amount of the difference between the initial hedge price and the final price at the time of the termination of the contract. Since these TRS are settled with cash payments, they do not result in issuance, and therefore dilution, of our shares.

In Note 1 – Accounting Principles Executive Share Options on page F-16, we disclose that our synthetic option programs are hedged by total return swaps. We propose to revise the disclosure in Note 1 to our 2004 Form 20-F as follows:

“Executive Share Options

The costs of all option plans, synthetic option plans and other executive remuneration or incentive plans, are charged to the income statement as personnel expenses in the period in which the options are exercised or the costs are incurred. The synthetic option programmes 1999-2004 are hedged by total return swaps (“TRS”) which are settled with cash payments, allowing the Company to receive cash compensation to partially offset any change in share price between the grant date and the settlement date.”

In addition, we propose to revise the disclosure in Note 27 on page F-71 of our 2004 Form 20-F to clarify how we are able to hedge our financial exposure relative to the synthetic options without the dilution of our shares as follows:

“Option Programmes for Management (1999 to 2004)

In 1999 the board announced an annual share option programme for some 200 key staff as part of an integrated top management compensation structure intended to provide a programme contributing to the long-term commitment of managerial and specialist personnel. This programme has since been extended into subsequent years and now covers some 1,000 staff. The seven-year programmes consist of financially hedged options and synthetic options, with strike prices set at levels representing then-current market prices plus 10 percent premiums. The synthetic options are hedged by total return swaps (“TRS”), which are settled with cash payments, allowing the Company to receive cash compensation to partially offset any change in share price between the grant date and the settlement date. Depending on local circumstances, option holders will receive either a payment in cash, representing the difference between the strike price and the share price at the time of exercise, or an option to purchase existing R shares. If an employee receives an option to purchase existing R shares, the Company first purchases the relevant number of R shares and immediately sells them to the employee, which avoids diluting the number of shares in issue. Options are not transferable and expire if the employee leaves the Group.”

Prior to the issuance of IFRS 2 “Share-Based Payment”, IFRS did not specify recognition and measurement requirements for equity compensation benefits. Our management used its judgement to develop our accounting policy which results in charging personnel expense to the income statement in the period during which an option was exercised by an employee or when the costs were incurred by Stora Enso. Our TRS instruments do not meet the conditions to qualify for hedge accounting included in paragraph 88 of IAS 39, and as a result, the periodic changes to the fair value of our TRS instruments are also recorded in the income statement.

Under US GAAP, we apply APB Opinion No. 25 “Accounting for Stock Issued to Employees”. We account for our awards by following the provisions of FIN 28 “Accounting for Stock Appreciation Rights and Other Variable Stock Option or Award Plans”, which requires that we measure our compensation cost based on the excess of the quoted market price of our shares over the strike price of the award on the date of grant, and accrue such compensation as a charge to expense over the related service period. Any increases or decreases in the quoted market value of those shares between the date of grant and the measurement date results in a change in the measure of our compensation cost for the award. Since under most circumstances these awards have historically been settled in cash, we have accrued a liability for the compensation charges, which is consistent with the guidance included in paragraph 25 of SFAS 123. In addition, our TRS do not qualify for hedge accounting under the provisions of SFAS 133 “Accounting for Derivative Instruments and Hedging Activities”, and similar to our accounting under IFRS, periodic changes to the fair value of our TRS instruments are recorded in the income statement.

As required by the Staff’s Comment Letter, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

The Company would be grateful if the Staff could provide any comments at its earliest convenience. If the Staff wishes to discuss the responses provided above or the enclosed materials at any time, please do not hesitate to contact Petri Haussila of White & Case LLP at +358 9 228 641 or Jussi Siitonen of the Company +358 2046 21332.

cc:	Esko Makelainen, Stora Enso Corporation
Jussi Siitonen, Stora Enso Corporation
Tomi Seppälä, PricewaterhouseCoopers
Jennifer Harper, PricewaterhouseCoopers
Michael Ryan, PricewaterhouseCoopers
Jill S. Davis, U.S. Securities and Exchange Commission
Kevin Stertzel, U.S. Securities and Exchange Commission